Exhibit 2.1

PURCHASE AGREEMENT
dated as of November 14, 2005
among
Pari Capital AG,
Pari Capital Group AG,
Robert Osterrieth,
Rho Capital Partners Verwaltungs GmbH,
certain other Sellers
and
SafeNet Technologies B.V.
and
SafeNet, Inc.

 - ii -
Table of Contents

1.	Definitions		1
	1.1	Certain Definitions	1
	1.2	Interpretation and Rules of Construction	11
	1.3	Headings and Table of Contents	12

2.	Sale and Purchase		12
	2.1	Sale and Purchase of the Shares	12
	2.2	Transfer of Shares	13
	2.3	Sale and Transfer of the Shareholder Loans	13

3.	Purchase Price; Settlement of the Shareholder Loans		13
	3.1	Purchase Price	13
	3.2	Preliminary Purchase Price	13
	3.3	Settlement of Shareholder Loans	14
	3.4	Settlement of the Vendor Loans	14
	3.5	Payment Details and Relief	14
	3.6	Default Payment	15
	3.7	No Right of Set-Off or Retention	15
	3.8	Escrow Account	16
	3.9	Post Closing Adjustment of the Purchase Price	17

4.	Closing		19
	4.1	Closing Date	19
	4.2	Closing Deliveries	20
	4.3	Closing Conditions	20

5.	Representations and Warranties of the Sellers		22
	5.1	Due Organization, Authority and Qualification of the Sellers	23
	5.2	Incorporation and Qualification of the Group Companies	23
	5.3	Capital Stock of the Group Companies	23
	5.4	No Conflict	24
	5.5	Title	25
	5.6	Brokers	25
	5.7	Financial Statements	25
	5.8	No Undisclosed Liabilities	26
	5.9	Conduct of Business in the Ordinary Course	26
	5.10	Litigation	27
	5.11	Compliance with Laws	28
	5.12	Intellectual Property	28
	5.13	Information Technology	30
	5.14	Taxes	31
	5.15	Insurance	32
	5.16	Material Contracts	32
	5.17	Labor Arrangements	34
	5.18	Real Property	36
	5.19	Environment	37
	5.20	Product Liability and Warranty Claims	38
	5.21	Sufficiency and Condition of the Eracom Assets	39
	5.22	Discounts	39

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	5.23	Claims Against Supervisory Board Members	39
	5.24	Vendor Loans	39

6.	Representations and Warranties of the Purchaser		40
	6.1	Due Organization	40
	6.2	Authorization of Purchaser, Non-Contravention	40

7.	Additional Agreements		40
	7.1	Reorganization Measures	40
	7.2	Release of Guarantees	41
	7.3	Conduct of Business	41
	7.4	Non-Competition	42
	7.5	Confidentiality	43
	7.6	Resignations	44
	7.7	Access to Business	44
	7.8	Release of Indemnity Obligations; Discharge	44
	7.9	Intercompany Arrangements	45
	7.10	Further Action	45
	7.11	Australian Government Consent	45

8.	Indemnities		45
	8.1	Survival of Representations and Warranties	45
	8.2	Indemnification by the Sellers	46
	8.3	Indemnification by the Purchaser	48
	8.4	Limits on Indemnification	48
	8.5	Notice of Loss; Third Party Claims	50
	8.6	Disclosure	51

9.	Termination, Amendment and Waiver		52
	9.1	Termination	52
	9.2	Effect of Termination	52
	9.3	Amendment	53
	9.4	Waiver	53

10.	Miscellaneous		53
	10.1	Transfer Taxes, Other Charges, etc.	53
	10.2	Entire Agreement / Written Form	53
	10.3	Severability	54
	10.4	Sellers' Agent	54
	10.5	Notices	54
	10.6	Interpretation / Exhibits	55
	10.7	Several Obligors	56
	10.8	Conversion Rates	56
	10.9	Guarantee	56
	10.10	Governing Law / Jurisdiction	56

 iv
List of Exhibits

Exhibit A	Disclosure Letter
Exhibit B	Escrow Agreement
Exhibit C	Group Companies
Exhibit D	Reorganization Measures
Exhibit E	Share Transfer Deed
Exhibit F	Shareholder Loan Assignment Deed
Exhibit 3.8(e)(i)	Schedule of Relevant Percentage
Exhibit 4.2(a)(iii)	Resigning Officers
Exhibit 4.2(a)(iv)	Waiver of Management Options
Exhibit 7.2	Guarantees to be released
Exhibit 8.6	Data Room Index
Index of Definitions

Additional Reorganization Measures	40
Adjustment Statements	18
Affiliate	1
Agreement	1
Base Price	13
Business Day	2
Business Intellectual Property Rights	2
Business IP Agreements	2
Calculation	18
Cash	2
Charter Documents	2
Claim	2
Closing	2
Closing Date	20
Closing Date Shareholder Loan Balances	2
Closing Date Vendor Loan Balances	3
Company	1
Company Data	3
Company Financial Statements	3
Company IT Systems	3
Contracts	3
Contractual Interest	3
control	3
controlled by	3
Corporate Sellers	23
Data Room	51
Data Room Index	51
days	11
De Minimis Claims	48
Disclosure Letter	4
Discussion Period	18
Employee Representative Bodies	4
Employees	4
Encumbrance	4
Environmental Law	4
Eracom	1
Eracom Assets	4
Eracom Business	4
Eracom Interests	23
Eracom Share	1
Escrow Account	4
Escrow Agent	4
Escrow Agreement	4
Escrow Funds	5
Estimated Net Debt Position	5
Final Purchase Price	17
Financial Debt	5
GAAP	5
Governmental Authority	5
Governmental Order	5
Group Company	5
Guarantor	1

 - v -

herein	12
hereof	12
hereunder	12
Improvements	37
include	11
includes	11
including	11
Indemnifying Party	5
Intellectual Property Assets	6
Intellectual Property Right	6
Intellectual Property Rights	6
Key Managers	6
Know-How	7
Knowledge of the Sellers	7
Law	7
Leased Real Property	36
Legal Reps	45
Liabilities	7
Licensed Intellectual Property Rights	28
Lien	7
Loss	46
Management Options	7
Material Adverse Effect	7
Material Contracts	32
Materials of Environmental Concern	8
Membership Interest	8
ND Statement	18
Net Debt	8
Neutral Accounting Expert	19
Notification Deadline	18
Objection	18
Off-Balance Sheet Financing	8
Owned Intellectual Property Rights	28
Owned Real Property	36
Parties	11
Party	11
Permitted Encumbrance	8
Person	8
Plan	8
Preliminary Purchase Price	13
Preparation Period	18
Product Liability Claim	9
Purchase Price	13
Purchaser	1
Purchaser Indemnified Party	46
Real Property	36
Real Property Lease	37
Relevant Percentage	17
Reorganization Measures	.9
Restricted Period	42
Review Period	18
Seller	1
Seller 1	9
Seller 1 Shareholder Loan	9
Seller 10	9
Seller 2	9
Seller 2 Shareholder Loan	10
Seller 3	9
Seller 3 Shareholder Loan	10
Seller 4	9
Seller 4 Shareholder Loan	10
Seller 5	9
Seller 5 Shareholder Loan	10
Seller 6	9
Seller 6 Shareholder Loan	10
Seller 7	9
Seller 8	9
Seller 8 Shareholder Loan	10
Seller 9	9
Seller Indemnified Party	48
Sellers	1
Sellers’ Agent	10
Sellers’ Agent Account	14
Sellers’ Guarantees	41
Share Transfer Deed	10
Shareholder Loan Assignment Deed	10
Shareholder Loans	10
Tax	11
Tax Liability	11
Tax Return	11
Tax Straddle Period	31
Taxes	11
Third Party Claim	50
Threshold Amount	48
Total Eracom Shares	1
under common control with	3
Vendor Loans	11
Warranty Claims	11

Purchase Agreement (this “Agreement”) dated as of November 14, 2005 among Pari Capital Group AG, Pari Capital AG, Robert Osterrieth, Rho Capital Partners Verwaltungs GmbH, Michael Steiner, Willy Strothotte, John J. Knorr, Dr. Alexander Kirsch, Willi Mannheims, Ivo Rauh (each a “Seller” and together the “Sellers”), SafeNet Technologies B.V. (the “Purchaser”) and SafeNet Inc. (the “Guarantor”).
WITNESSETH
WHEREAS, Eracom Technologies AG is incorporated under the laws of Germany and registered at the AG Krefeld under HRB No. 7674 (the “Company” or “Eracom”);
WHEREAS, Eracom has issued 5,013,574 common shares with no par value and with no share certificates issued (each an “Eracom Share” and all together the “Total Eracom Shares”) representing a stated capital of Eracom of EUR 5,013,574 and all of such shares are being held by the Sellers;
WHEREAS, the Sellers 1 through 6 and 8 have made certain shareholder loans to the Company;
WHEREAS, the Purchaser is incorporated under the laws of The Netherlands and having its place of office at Oliphantweg 10, 3197 LE Rotterdam, The Netherlands;
WHEREAS, the Guarantor is incorporated under the laws of the State of Delaware and having its place of office at 4690 Millennium Drive, Belcamp, MD 21017, USA;
WHEREAS, the Sellers desire to sell and transfer all of the Eracom Shares to the Purchaser and the Seller 1 through 6 and 8 desire to sell and transfer their shareholder loans and the Purchaser desires to purchase such shares and shareholder loans upon the terms and subject to the conditions hereinafter set forth;
NOW, THEREFORE, in consideration thereof, the Parties agree as follows:
1. Definitions
1.1	Certain Definitions

For purposes of this Agreement, each of the following terms shall mean the following:

“Affiliate” means with respect to any Person any other Person that directly or indirectly through one or more intermediaries’ controls, is controlled by or is under common control with such Person.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the banks are required or authorized by Law to be closed for business in Frankfurt a. M., Germany, Rotterdam, The Netherlands, or Belcamp, MD, USA.

“Business Intellectual Property Rights” means all Intellectual Property Rights that are used or held for use in the Eracom Business.

“Business IP Agreements” means all agreements, excluding any click-wrap, shrink-wrap or similar pro-forma agreements relating to commercially available, off-the-shelf software, under which the Company or a Subsidiary is a party, beneficiary or obligor: (i) pursuant to which Owned Intellectual Property Rights are licensed by the Company or a Subsidiary to any Person, (ii) pursuant to which Licensed Intellectual Property Rights are licensed by any Person to the Company or a Subsidiary, (iii) governing the development, access, use, transmission or disclosure of Business Intellectual Property Rights, and (iv) governing the use, access, lease, license or hosting of, or services relating to, Company IT Systems and Company Data.

“Cash” means the sum of (i) all cash and cash equivalents, (ii) all marketable securities, (iii) all accrued interest in respect of (i) and (ii), and (iv) all receivables in respect of any swap transaction and of any interest rate or currency hedge arrangement.

“Charter Documents” means, with respect to each Group Company (i) the articles or certificate of formation, incorporation or organization, (ii) the bylaws or regulations, (iii) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of equity ownership and (iv) any similar constitutive documents.

“Claim” means any actual or threatened claim, suit, litigation, arbitration or proceeding (including by or before any Governmental Authority) seeking penalties, monetary damages, equitable relief or compliance with any Law or Governmental Order irrespective of its legal basis.

“Closing” means the closing of the transactions contemplated by this Agreement to occur on the Closing Date.

“Closing Date Shareholder Loan Balances” means the total aggregate amount outstanding under all Shareholder Loans (including interest and any other amounts connected therewith) as of the Closing Date as communicated by the Sellers’ Agent to the Purchaser no later than five (5) Business Days prior to the Closing Date.

“Closing Date Vendor Loan Balances” means the total aggregate amount outstanding under all Vendor Loans (including interest and any other amounts connected therewith) as of the Closing Date as communicated by the Sellers’ Agent to the Purchaser no later than five (5) Business Days prior to the Closing Date.

“Company Data” means all data and databases, including all rights therein, that are used or held for use in the Eracom Business.

“Company Financial Statements” means the consolidated audited balance sheet, profit and loss account and statement of cash flows of Eracom as of and for the year ended on December 31, 2004, including the notes and schedules thereto, delivered to the Purchaser prior to the date hereof.

“Company IT Systems” means all computer systems and networks, including all hardware, equipment, software, and Internet websites and content therein, owned by, licensed to or leased by a Group Company that are used or held for use in connection with the Eracom Business as currently conducted or contemplated to be conducted.

“Contracts” means all contracts, agreements, undertakings, leases, subleases, licenses, sublicenses, indentures, guarantees, purchase orders, commitments, obligations and all other legally binding arrangements, whether oral or written, express or implied, including any amendment, extension, renewal, guarantee or other supplement with respect thereto.

“Contractual Interest” means, in respect of any calendar quarters, interest at a rate of EURIBOR (six months) + 150 basis points as per the first Business Day of that calendar quarter in which the respective interest period starts, adjusted every new calendar quarter after such first Business Day to the then prevailing EURIBOR (six months), and ending on the day on which payment is received by the other party, and which interest shall be calculated on the basis of the number of days elapsed during such period divided by 360.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or general partnership or managing member interests, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. Without limiting the generality of the foregoing, a Person shall be deemed to control any other Person in which it owns, directly or indirectly, a majority of the voting interests.

“Disclosure Letter” means the letter attached as Exhibit A hereto.

“Employees” means the officers, directors and employees of the Group Companies (in each case including those being on leave or on short or long-term disability).

“Employee Representative Bodies” means works councils, European works councils or other bodies established for collective bargaining, negotiating, provision of information and/or consultation.

“Encumbrance” means any charge, security interest, option, pledge, hypothecation, conditional sale agreement or other title retention agreement, mortgage, security agreement, right of first refusal, pre-emptive right, easement, adverse claim, reversion (Anwartschaftsrecht), preferential arrangement, restrictive covenant, condition, in rem restriction of any kind or any restriction in the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, right of way, servitude, lien (including liens imposed by Law, such as, but not limited to, mechanics’ liens), charge or other encumbrance, but excluding encumbrances imposed by Law generally on holders of assets of the type so encumbered. A subordination of Shareholder Loans shall not be regarded as an Encumbrance.

“Environmental Law” means any Law regulating, relating to or imposing liability or standards of conduct concerning pollution or protection of the environment or of human health, including occupational health or safety.

“Eracom Assets” means all of the tangible fixed assets other than Real Property, which are owned or leased by the Group Companies.

“Eracom Business” means the business of the Group Companies as conducted as of the date hereof.

“Escrow Account” means a trust account (Anderkonto) in the name of Skadden, Arps, Slate, Meagher & Flom LLP and to be established and administered by the Escrow Agent for the benefit of the Parties under the provisions of the Escrow Agreement.

“Escrow Agent” means Skadden, Arps, Slate, Meagher & Flom LLP (attention Dr. Matthias Jaletzke).

“Escrow Agreement” means the agreement substantially in the form attached as Exhibit B hereto.

“Escrow Funds” means any funds in the Escrow Account from time to time.

“Estimated Net Debt” means the Closing Date Shareholder Loan Balances plus the Closing Date Vendor Loan Balances minus EUR 50,000 being the good faith estimation of the Parties as of the date hereof of the Net Debt of the Group Companies as of the Closing Date.

“Financial Debt” means the sum of (i) all indebtedness for borrowed money (including the amounts outstanding under the Shareholder Loans and Vendor Loans), (ii) all liabilities evidenced by notes, bonds, debentures or other similar instruments, (iii) all liabilities as lessee under finance leases (as such term is defined under GAAP), (iv) any recourse to Eracom in respect of factored receivables, (v) all liabilities in respect of any swap transaction, interest rate or currency hedge agreement, Off-Balance Sheet Financings and derivative instruments, (vi) liabilities upon which interest charges are customarily paid prior to their due date for payment (other than liabilities vis-à-vis trade creditors), (vii) dividends payable to the Sellers or any other third parties, and (viii) all Liabilities for the deferred and unpaid purchase price of fixed assets, business operations, Intellectual Property Rights or equity interests (for the avoidance of doubt: customary payment terms are not regarded as deferred purchase prices).

“GAAP” means the International Financial Reporting Standards (IFRS) in effect from time to time.

“Governmental Authority” means a national, supranational, federal, state, municipal, provincial, local or other government or any departmental or other political subdivision thereof, or any entity, body or authority of the Federal Republic of Germany or any other country, locality or jurisdiction exercising executive, legislative, judicial, regulatory, administrative or other governmental functions, including, without limitation, any court, department, commission, tribunal, arbitral body, board, bureau, agency or administrative body.

“Governmental Order” means any order, decision, writ, judgment, injunction, decree, settlement, determination or award issued or entered by or with any Governmental Authority.

“Group Company” means each of the companies listed in Exhibit C.

“Indemnifying Party” means the Sellers pursuant to Section 8.2 or the Purchaser pursuant to Section 8.3, as the case may be.

“Intellectual Property Assets” means (a) all inventions (whether patented, patentable or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, all rights to database information, all rights to Internet web sites and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all rights, including rights of privacy and publicity, to use the names, likenesses and other personal characteristics of any individual, (h) all other proprietary rights, and (i) all licenses, agreements or permissions relating to the foregoing.

“Intellectual Property Rights” means (a) all patents and patent applications, together with all reissues, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrights, all rights to database information, all rights to Internet web sites and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all rights, including rights of privacy and publicity, to use the names, likenesses and other personal characteristics of any individual and (h) licenses, agreements or permissions relating to the foregoing.

“Key Managers” means Ivo Rauh, Ansgar Dodt, Dr. Wolfgang Klemm, Michael Howse, Tony Huynh, Robert Norton and Gerry Scott.

“Know-How” means all information that the Sellers control on the date of execution of this Agreement and as of the Closing Date that is necessary or useful for the development, manufacture, marketing, commercialization, formulation, use, distribution or sale of the products and qualifies as Know-how as defined in the Commission Regulation (EC) No 772/2004 of 27 April 2004 on the application of Article 81(3) of the Treaty to categories of technology transfer agreements.

“Knowledge of the Sellers” means the actual knowledge of any of the Sellers , Ivo Rauh, Dr. Wolfgang Klemm or Dr. Ansgar Dodt.

“Law” means any statute, law (including common law), regulation, ordinance, rule, code, order, writ, judgment, injunction, decree, governmental restriction or other requirement or rule of law of any Governmental Authority binding on a Person and in effect at the relevant time, as the context requires.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, or determined or determinable, including those arising under any Law, court or arbitral proceeding or Governmental Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, charge, option, right of first refusal, easement, servitude, transfer restriction or other similar limitation whatsoever.

“Management Options” means the options granted to the current board members of the Company under the share option scheme, which was resolved in the general meeting of the Company held on December 3, 2004.

“Material Adverse Effect” solely means any of the following circumstances or events, that are or is reasonably likely to be materially adverse to the business, operations, assets, results of operations of any of the Group Companies, and cause a reduction of the enterprise value of the Group Companies, taken as a whole, in excess of EUR 2,850,000 from a view of a reasonable purchaser of the Group Companies:
(i)	Act of war, invasion, armed conflict, or act of foreign enemy, embargo, revolution, riot, insurrection, civil commotion, sabotage, terrorism or the threat of sabotage or terrorism;

(ii)	written Claims against any Group Company that have not been disclosed to the Purchaser prior to the date hereof; or

(iii)	Destruction of assets including by explosion, chemical or radioactive contamination, lightning, earthquake, storm, volcanic eruption or criminal conduct
“Materials of Environmental Concern” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, toxic molds, pollutants, contaminants, radioactivity, medical wastes, biohazard materials (including bacillus anthracis spores), and any other substances of any kind that are regulated pursuant to or could give rise to Liability under any Environmental Law.
“Membership Interest” means the Total Eracom Shares and the rights and claims of the Purchaser arising out of the Shareholder Loans.
“Net Debt” means on a consolidated basis the Financial Debt of the Group Companies minus the Cash of the Group Companies, all as of the close of business on the Closing Date, in each case in the relevant jurisdictions of the Group Companies.
“Off-Balance Sheet Financing” means any contractual arrangement to which an entity (other than a Group Company) is a party under which a Group Company has (i) any obligation under a guarantee, derivative instrument or variable interest, or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market support for such assets, including any arrangement for the sale of receivables.
“Person” means any individual, corporation, limited liability company, joint stock company, joint venture, partnership, association, trust, unincorporated organization, Governmental Authority or other entity, including any syndicate or group that would be deemed to be a person under applicable Law.
“Permitted Encumbrance” means any encumbrance that is (i) imposed by applicable law, (ii) in case of servitudes, easements, or similar limitations, that does materially affect the use of the relevant asset or (iii) listed in Section 5.18(a) of the Disclosure Schedule.
“Plan” means any Liability of a Group Company in respect of present or former directors, officers or employees of a Group Company or any other entity from which the Group Company has directly or indirectly assumed such Liability (regardless whether by contract or operation of laws) in respect of health insurance, life insurance, retirement benefits, disability, part time for elderly (Altersteilzeit), or similar social benefits, all except contributions to mandatory public social security systems.

“Product Liability Claim” means any claims of customers or third parties against any Group Company in connection with products delivered or services rendered prior to the Closing Date under applicable product liability laws or theories (whether under tort claims or otherwise).
“Reorganization Measures” means the measures described in Exhibit D.
“Seller 1” means Pari Capital Group AG, a corporation incorporated under the laws of Switzerland, registered at the commercial register of the Canton Zug under CH-170.3.024.337-4 and having its registered office at Steinhausen, Switzerland.
“Seller 2” means Pari Capital AG, a corporation incorporated under the laws of Switzerland, registered at the commercial register of the Canton Zurich under CH-020.3.022.619-1 and having its registered office at Zurich, Switzerland.
“Seller 3” means Robert Osterrieth, born on February 18, 1954, and being domiciled at 90G Eaton Square, London SW1X, England, unmarried.
“Seller 4” means Rho Capital Partners Verwaltung GmbH, corporation incorporated under the laws of Germany, registered at the commercial register of AG München under HR B 123 179 and having its registered office in Munich, Germany.
“Seller 5” means Dr. Michael Steiner, having his business address at Bain & Company, 3, Times Square, NY, NY10036, USA.
“Seller 6” means Willy Strothotte, born on April 23, 1944, and being domiciled at Ruostelmatte 27, 8835 Feusisberg, Switzerland.
“Seller 7” means John J. Knorr, being domiciled at Sulzer Str. 80, 72218 Wildberg, Germany.
“Seller 8” means Dr. Alexander Kirsch, born on May 3, 1965, and being domiciled at Wilhelm-Ostwald-Str. 5, 80805 Munich, Germany.
“Seller 9” means Willi Mannheims, being domiciled at Fabriciusstr. 38, 47829 Krefeld, Germany.
“Seller 10” means Ivo Rauh, born on December 11, 1959, and being domiciled at Uhlenhorstweg 6A, 45479 Mühlheim a.d.R., Germany, divorced.
“Seller 1 Shareholder Loan” means (i) the loan made by Seller 1 to Eracom in the amount of EUR 8,488,553.74 (principal amount and interest as of December 31,

2004), evidenced by shareholder loan agreements dated December 18, 2002 and December 1, 2004 and (ii) the current account between Seller 1 and Eracom having a balance due to Seller 1 as of the date hereof amounting to approximately EUR 75,000.
“Seller 2 Shareholder Loan” means the loan made by Seller 2 to Eracom in the amount of EUR 383,221.80 (principal amount and interest as of December 31, 2004), evidenced by a shareholder loan confirmatory note dated November 20, 2003.
“Seller 3 Shareholder Loan” means the loan made by Seller 3 to Eracom in the amount of EUR 245,655.00 (principal amount and interest as of December 31, 2004), evidenced by a shareholder loan confirmatory note dated November 20, 2003.
“Seller 4 Shareholder Loan” means the loan made by Seller 4 to Eracom in the principal amount of EUR 245,655.00 (principal amount and interest as of December 31, 2004), evidenced by a shareholder loan confirmatory note dated November 20, 2003.
“Seller 5 Shareholder Loan” means the loan made by Seller 5 to Eracom in the amount of EUR 51,587.55 (principal amount and interest as of December 31, 2004), evidenced by a shareholder loan confirmatory note dated November 21, 2003.
“Seller 6 Shareholder Loan” means the loan made by Seller 6 to Eracom in the amount of EUR 46,674.45 (principal amount and interest as of December 31, 2004), evidenced by a shareholder loan confirmatory note dated November 20, 2003.
“Seller 8 Shareholder Loan” means the loan made by Seller 8 to Eracom in the amount of EUR 9,826.20(principal amount and interest as of December 31, 2004), evidenced by a shareholder loan confirmatory note dated November 20, 2003.
“Sellers’ Agent” means Thomas Güntzer with business address Pari Capital Group AG, Walter-Gropius-Str. 15, 80807, Munich, Germany.
“Share Transfer Deed” means the agreement to be separately entered at the Closing by each of the Sellers and the Purchaser to effect the transfer of the Total Eracom Shares, substantially in the form attached as Exhibit E.
“Shareholder Loans” means collectively the Seller 1 Shareholder Loan, the Seller 2 Shareholder Loan, the Seller 3 Shareholder Loan, the Seller 4 Shareholder Loan, the Seller 5 Shareholder Loan, the Seller 6 Shareholder Loan and the Seller 8 Shareholder Loan.
“Shareholder Loan Assignment Deed” means the form of a Shareholder Loan Assignment Deed governing the transfer of a shareholder loan attached as Exhibit F.

“Tax” or “Taxes” means any German or non-German taxes in the meaning of Sect 3 (1) Tax act (Abgabenordnung), federal, state, provincial, territorial or local tax determined by reference to net income and any gross receipts, license, excise, stamp, premium, environmental, capital stock, franchise, ad valorem, wage, severance, occupation, import, payroll, employment, profits, withholding, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum taxes or governmental tax charges of any kind whatsoever, including withholding taxes and custom and any fringe payments (steuerliche Nebenleistungen) in the meaning of Sect 3 (4) Tax Act (Abgabenordnung) such as interest, penalties or other additions thereto.
“Tax Liability” means any Liability in respect of Taxes.
“Tax Return” means any return, report, declaration, statement or other document required to be filed in respect of Taxes, and any Claims for refunds for Taxes, including any exhibit or attachment thereto and any amendments thereof.
“Vendor Loans” means certain payment obligations of Group Companies as specified in Section 5.16(a)(iv) of the Disclosure Letter.
“Warranty Claims” means any claims of third parties against any Group Company in connection with products delivered or services rendered prior to the Closing Date which are alleged to have not been in compliance with contractual specifications or have triggered statutory warranty claims.
1.2	Interpretation and Rules of Construction

In this Agreement, except to the extent that the context otherwise requires:
(a)	when a reference is made to a Section or Exhibit, such reference is to a Section of, or an Exhibit to, this Agreement unless otherwise indicated;

(b)	references to a “Party” mean any party to this Agreement, and references to the “Parties” mean all of them;

(c)	“days” means calendar days unless otherwise indicated;

(d)	whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(e)	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)	the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)	references to any agreement or other contract include permitted supplements and amendments;

(h)	reference to a law include any amendment or modification to such law and any rules or regulations issued thereunder; and

(i)	references to a person include such person’s successors and assigns.
1.3	Headings and Table of Contents

The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
2. Sale and Purchase
2.1	Sale and Purchase of the Shares

Upon the terms and subject to the conditions of this Agreement,
(i)	the Seller 1 hereby sells 1,037,585 Eracom Shares

(ii)	the Seller 2 hereby sells 1,866,854 Eracom Shares

(iii)	the Seller 3 hereby sells 800,000 Eracom Shares

(iv)	the Seller 4 hereby sells 800,000 Eracom Shares

(v)	the Seller 5 hereby sells 168,000 Eracom Shares

(vi)	the Seller 6 hereby sells 152,000 Eracom Shares

(vii)	the Seller 7 hereby sells 101,100 Eracom Shares

(viii)	the Seller 8 hereby sells 32,000 Eracom Shares

(ix)	the Seller 9 hereby sells 31,900 Eracom Shares

(x)	the Seller 10 hereby sells 24,135 Eracom Shares

and the Purchaser hereby purchases the Total Eracom Shares. The Total Eracom Shares are being sold (and will be transferred) with all dividend and dividend drawing rights (Gewinn- und Gewinnbezugsrechte) and all subscription and other rights pertaining to the Total Eracom Shares as of the date hereof.
2.2	Transfer of Shares

Upon the terms and subject to the conditions of this Agreement, at the Closing the Sellers shall assign and transfer to the Purchaser, free and clear of all Encumbrances, all right, title and interest in and to the Total Eracom Shares and the Purchaser shall accept such transfer, all in accordance with the Share Transfer Deed.

2.3	Sale and Transfer of the Shareholder Loans

Upon the terms and subject to the conditions of this Agreement the Sellers 1, 2, 3, 4, 5, 6 and 8 hereby sell and, at the Closing, shall assign to the Purchaser, free and clear of all Encumbrances, all of the rights and interest of such Sellers in and to the Shareholder Loans, including all accrued interest until the Closing Date inclusively, and the Purchaser shall purchase from such Sellers the Shareholder Loans, including interest. The sale and transfer of the Shareholder Loans shall be governed in respect of each Shareholder Loan individually by a Shareholder Loan Assignment Deed.
3. Purchase Price; Settlement of the Shareholder Loans
3.1	Purchase Price

Subject to the adjustments set forth in Section 3.9 the purchase price to be paid for the Total Eracom Shares (the “Purchase Price”) shall consist of the following:

EUR 19,000,000 (the “Base Price”) payable at Closing in accordance with Section 3.2 less the Net Debt (as determined in accordance with Section 3.9).

3.2	Preliminary Purchase Price

At the Closing, the Purchaser shall pay a preliminary purchase price, being the Base Price less the Estimated Net Debt (the “Preliminary Purchase Price”). The amount of the Estimated Net Debt shall be the basis for the mathematical calculation of the Final Purchase Price in accordance with Section 3.9, except for the determination of the Closing Date Shareholder Loan Balances which shall be final in accordance with Section 3.3. Subject to the foregoing, the estimation of the Estimated Net Debt shall not prejudice the Parties regarding the determination of the Final Purchase Price.

3.3	Settlement of Shareholder Loans

At the Closing the Purchaser shall pay as purchase price for the Shareholder Loans the Closing Date Shareholder Loan Balances to the Sellers’ Agent Account; provided that the Closing Date Shareholder Loan Balances shall be a final amount and shall not be subject to any further adjustments; provided further that the Closing Date Shareholder Loan Balances shall not exceed an amount of EUR 12,000,000 which, however, shall not affect the obligation of the sellers of the Shareholder Loans to transfer all of the rights and interests in the Shareholder Loans.

3.4	Settlement of the Vendor Loans

At the Closing the Purchaser shall pay the Closing Date Vendor Loan Balances to the Sellers’ Agent Account.

3.5	Payment Details and Relief
(a)	The payment of the Preliminary Purchase Price shall be effected at the Closing by wire transfer of immediately available funds in EURO to the following bank accounts:
(i)	An amount of EUR 4,850,000 (or the amount of the Preliminary Purchase Price, if the Preliminary Purchase Price is less than 4,850,000) shall be paid to the Escrow Account;

(ii)	an amount equivalent to the Preliminary Purchase Price less the amount paid to the Escrow Account under (i) above shall be paid to the following account:
Account Holder: Pari Capital AG (for Eracom Sellers’ Agent
Account)
Bank: Bayerische HypoVereinsBank, Hamburg
Bank Sort Code: 200 300 00
Account Number: 6031 51 663
(the “Sellers’ Agent Account”)
It is agreed that any funds paid by the Purchaser to the Escrow Account shall be subject to the terms of the Escrow Agreement.

(b)	The payment of the Closing Date Shareholder Loan Balances and the Closing Date Vendor Loan Balances shall be effected at the Closing by wire transfer of immediately available funds in EURO to the Sellers’ Agent Account.

It is agreed that any funds paid by the Purchaser to the Sellers’ Agent Account shall not be subject to the terms of the Escrow Agreement. Sellers assume responsibility that the funds relating to the Closing Date Vendor Loan Balances will be used for payment to the holders of the Vendor Loans to satisfy their respective claims.

(c)	It is agreed that upon settlement of the Closing Date Shareholder Loan Balances and the Closing Date Vendor Loan Balances the Sellers shall have no further Claims (regardless of nature or legal basis) against any Group Company (except for Claims of Ivo Rauh under his two employment contracts).

(d)	Unless otherwise expressly agreed herein, payments by the Purchaser to the Escrow Account and to the Sellers’ Agent Account (except for the payment attributable to the Vendor Loans) shall relieve (schuldbefreiende Wirkung) the Purchaser from payment obligations towards all Sellers with respect to the amounts so paid.
3.6	Default Payment

If any party fails to make payments under this Agreement when due, interest at a rate of the six month EURIBOR + 250 basis points per annum from and including the day such payment is due to and including the date of payment shall become due and payable on the respective outstanding payment without prejudice to any other rights and remedies of the respective party arising from such failure. Such interest shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

3.7	No Right of Set-Off or Retention

Neither party shall be entitled to exercise any right of retention (Zurückbehaltungsrecht) or set-off against any other party hereunder except if the respective claim is undisputed or non-appealable, in particular the Purchaser shall not be entitled to exercise any right of retention or set-off against the Sellers’ entitlement to the Purchase Price and any interest payment thereon; provided that, for the avoidance of doubt, Section 320 German Civil Code (BGB) shall be applicable up to and including the Closing; provided further that Section 3.8(e) shall remain unaffected.

3.8	Escrow Account
(a)	Prior to the Closing, Sellers and Purchaser shall jointly instruct the Escrow Agent to open the Escrow Account to receive payment by Purchaser of the Escrow Funds.

(b)	The terms and conditions of the Escrow Account shall be as set out in the Escrow Agreement.

(c)	Interest accrued on the Escrow Account shall be added to and considered to be part of, and fees and expenses of the Escrow Agent shall be deducted from, the Escrow Funds.

(d)	In accordance with the terms of the Escrow Agreement, the Escrow Agent shall be instructed to release any funds on the Escrow Account only
(i)	in accordance with corresponding (übereinstimmenden) written instructions by the Sellers’ Agent and the Purchaser; provided that such instructions shall be given in accordance with the terms of this Agreement and the Escrow Agreement

(ii)	to Sellers or Purchaser in such amounts in which payment claims of Sellers against Purchaser or of Purchaser against Sellers under this Agreement, have been adjudicated by an enforceable court judgment (gerichtliches Urteil), arbitral award (Schiedsspruch) or other enforceable instrument (sonstiger Vollstreckungstitel) (Sections 704, 794 German Civil Procedure Code – Zivilprozessordnung – ZPO), in all cases upon presentation by Seller or Purchaser, as the case may be, of an original (Ausfertigung) of the respective instrument.
(e)	The Purchaser and the Sellers’ Agent agree that each of them shall instruct the Escrow Agent to release funds in accordance with the following principles:
(i)	Any downward purchase price adjustment pursuant to Section 3.9 shall be fully distributed from the Escrow Account to the Purchaser up to an amount that ensures that an amount equal to 15 % of the Final Purchase Price is being retained in the Escrow Account, and the Sellers undertake to pay to the Purchaser any difference between the downward purchase price adjustment and the amount paid to the Purchaser out of the Escrow Account pursuant to this subsection 3.8(e)(i); provided, for the avoidance of doubt, that each Seller shall only have several liability with respect to such payment in the proportion set out in Exhibit 3.8(e)(i) (the “Relevant Percentage”).

(ii)	Upon settlement of any purchase price adjustments in accordance with (i) above and Section 3.9, as the case may be, the Escrow Funds shall be distributed to the Sellers; provided that an amount of EUR 2,850,000 shall be retained and kept on the Escrow Account as security in favor of the Purchaser in respect of Claims under this Agreement;

(iii)	to the extent no Claim by the Purchaser against any Seller is pending or not paid 12 months after the Closing Date, the balance of the Escrow Account shall be distributed to the Sellers; and

(iv)	to the extent that any Escrow Funds have been retained on the Escrow Account for more than 12 months after the Closing Date, such Escrow Funds shall be paid out to Purchaser or Sellers, as the case may be, if, when and to the extent that the Claims pending or unpaid pursuant to (iii) above have been settled or finally adjudicated.
3.9	Post Closing Adjustment of the Purchase Price
(a)	The Purchase Price shall be determined in accordance with Section 3.1 and the determination mechanism contained in this Section 3.9. For purposes of determining the Purchase Price in accordance with Section 3.1, the amount of any Net Debt shall be derived in accordance with GAAP.

(b)	If the Purchase Price, as finally determined pursuant to this Section 3.9 (the “Final Purchase Price”, is lower than the Preliminary Purchase Price, the difference (including Contractual Interest for the time period between the Closing Date and the date of actual payment) shall be paid by the Sellers to the Purchaser within five (5) Business Days after such determination shall have become final and binding on the parties in accordance with the provisions of this Section 3.9. Without limiting any obligations of the Sellers, such payment shall be effected by instructing the Escrow Agent to release a respective amount of the Escrow Funds to the Purchaser to a bank account as timely designated by Purchaser. If the Purchase Price, as finally determined pursuant to Section 3.1 and this Section 3.9, is higher than the Preliminary Purchase Price, the difference (including Contractual Interest for the time period between the Closing Date and the date of actual payment) shall be paid by Purchaser to Sellers within five (5) Business Days after such determination shall have become final and binding on the parties in accordance with the provisions of this Section 3.9 to the Sellers’ Agent Account. Either party is entitled to make a down payment to the respective other party, and to request from the other party to make such a down payment for undisputed adjustment amounts, if any.

(c)	The Purchaser shall prepare with the cooperation and assistance of the Group Companies as promptly as practicable not exceeding a period of fifteen (15) Business Days after the Closing Date (the “Preparation Period”) in accordance with the terms of this Section 3.9 a statement showing the items of the Net Debt Position (“ND Statement”) and a calculation showing the Purchase Price and its derivation and a calculation showing the difference between the Purchase Price and the Preliminary Purchase Price (the “Calculation”, the ND Statement and the Calculation, collectively the “Adjustment Statements”).

(d)	After submission of the Adjustment Statements by the Purchaser to the Seller, the Sellers and its advisors shall be granted the opportunity to review the Adjustment Statements for a period of 10 Business Days (“Review Period”). During the Review Period, the Sellers and its advisors shall be granted full access to all business records and to the responsible management and employees of the Group Companies and all information requested to evaluate and review the Adjustment Statements.

(e)	In case, as a result of the afore-described review, the Sellers wish to raise any objections against the content of the Adjustment Statements on the basis of the applicable provisions of this Agreement, Sellers’ Agent shall notify the Purchaser of such objections in writing (such notice an “Objection”) until the fifth (5th) Business Day after the end of the Review Period (the “Notification Deadline”), specifying in reasonable detail the affected item of such Objection, the relevant amount affected by such Objection and the basis for such Objection. If and to the extent no Objection has been timely and duly received, the Audited/Reviewed Statements shall become binding on the parties.

(f)	If the Sellers’ Agent has timely and duly delivered an Objection, the Sellers’ Agent and the Purchaser shall first strive to resolve any disputed items being the subject of the Objection within an additional period of thirty (30) Business Days after the Notification Deadline (the “Discussion Period”). If and to the extent, an agreement on disputed items can be reached during the Discussion Period, such agreement shall be deemed to be incorporated in the Audited/Reviewed Statements, which shall insofar become binding on the parties.

(g)	If and to the extent no agreement on disputed items can be reached during the Discussion Period, either Party shall be entitled submit the remaining dispute to a neutral expert, reasonably acceptable to the other Party, (in case of doubt such expert to be nominated by the President of the Wirtschaftsprüferkammer, Düsseldorf, (the “Neutral Accounting Expert”) who shall act as an expert arbitrator (Schiedsgutachter) within the meaning of Sec. 317 of the German Civil Code (BGB); provided that the Neutral Accounting Expert shall not decide on issues regarding the interpretation of this Agreement or the compliance of the Parties with their obligations pursuant to this Agreement, in particular, in connection with the purchase price adjustment mechanism, which issues shall be solely resolved by court proceedings agreed upon in Section 0. The parties shall provide the Neutral Accounting Expert with all necessary documents as soon as possible and shall instruct the Neutral Accounting Expert to render its decision in accordance with the terms set forth in this Section 3.9 and as promptly as practicable. The Neutral Accounting Expert shall grant Seller and Purchaser the opportunity to state their viewpoints. Upon request by Seller or Purchaser, there shall be a hearing before the Neutral Accounting Expert on the dispute. The Neutral Accounting Expert shall submit its decision and its reasoning in writing to Seller and to Purchaser and its decision shall be binding on the parties and shall be deemed to be incorporated in the Adjustment Statements.

(h)	The Neutral Accounting Expert’s fees shall be borne by the parties in accordance with Sec. 91 et sqq. of the German Civil Procedure Act (ZPO) and all costs and expenses of the Sellers and the Purchaser, including the Group Companies shall be borne by the Sellers and the Purchaser, respectively.
4. Closing
4.1	Closing Date

Upon the terms and subject to the conditions of this Agreement, the Closing of the transactions contemplated by this Agreement shall take place at the offices of Shearman & Sterling LLP in Düsseldorf, Germany, at 10:00 A.M. local time on December 1, 2005 or any other place or date the Sellers’ Agent and the Purchaser may agree upon prior to Closing; provided that the Closing shall be postponed upon request of the Purchaser up to December 8, 2005, if the Purchaser requests such time to have additional Reorganization Measures consummated which have not been consummated until such date; provided further that the Closing shall not occur unless all Closing Conditions have been fulfilled or waived (the day on which the Closing shall take place being the “Closing Date”).

4.2	Closing Deliveries
(a)	At the Closing:
(i)	The Parties shall duly execute and deliver the Share Transfer Deed.

(ii)	The Parties shall duly execute and deliver the Shareholder Loan Assignment Deeds.

(iii)	The Sellers’ Agent shall deliver to the Purchaser resignation letters in accordance with Section 7.6 or evidence, as the case may be, that the appointment of the persons listed in Exhibit 4.2(a)(iii) has been revoked;

(iv)	The Sellers’ Agent shall deliver duly executed waivers of Messrs. Klemm, Rauh and Dodt in respect of the Management Options in the form attached as Exhibit 4.2(a)(iv);

(v)	The Sellers’ Agent shall deliver an approval declaration by Eracom in respect of the transfer of the Total Eracom Shares in accordance with Eracom’s articles of association;

(vi)	The Purchaser shall pay the Preliminary Purchase Price to the Escrow Account and to the Sellers’ Agent Account as set out in Section 3.5; and

(vii)	The Purchaser shall pay the Closing Date Shareholder Loan Balances and the Closing Date Vendor Loan Balances to the Sellers’ Agent Account.
(b)	Following the Closing, each Party shall execute any additional documents or perform such acts or measures, as reasonably requested by any other Party, which are necessary or reasonably advisable to fully consummate the relevant transactions to be consummated hereunder.
4.3	Closing Conditions
(a)	The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(i)	The covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing Date shall have been complied with in all material respect;

(ii)	The representations and warranties made by the Purchaser herein shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, except to the extent such representations and warranties are as of another date, in which case such representations and warranties shall be true and correct as of that date;

(iii)	No Governmental Authority shall have enacted, issued, promulgated or enforced any Law or granted, entered or promulgated any Governmental Order (whether temporary, preliminary or permanent) against any Seller that has the effect of making the transactions contemplated by this Agreement or the Transaction Agreements illegal or otherwise prohibiting the consummation of such transactions; and
(b)	The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(i)	The representations and warranties made by the Sellers herein shall have been true and correct when made and shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, except to the extent such representations and warranties are as of another date, in which case such representations and warranties shall be true and correct as of that date;

(ii)	The covenants and agreements contained in this Agreement to be complied with by the Sellers on or before the Closing Date shall have been complied with in all material respects;

(iii)	No Governmental Authority shall have enacted, issued, promulgated or enforced any Law or granted, entered or promulgated any Governmental Order (whether temporary, preliminary or permanent) against the Purchaser, any of its Affiliates, including any of the Group Companies, that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions;

(iv)	No Claim shall have been commenced against any of the Sellers or any of the Group Companies (A) seeking to restrain, prohibit or enjoin the consummation of any of the material transactions contemplated by this Agreement, or to materially alter the terms of this Agreement; (B) seeking to materially alter or restrict (I) the ownership of the Total Eracom Shares by the Purchaser, or (II) the ability of the Purchaser to own or control the Group Companies or their business; or (C) with respect to any of the transactions contemplated by this Agreement, seeking to obtain material damages from the Purchaser or any Group Company;

(v)	Since the date hereof, there shall not have been any Material Adverse Effect which has not been disclosed to the Purchaser prior to the date hereof.

(vi)	There shall not have been (i) any insolvency proceeding pending against any of the Group Companies, (ii) except as otherwise provided in Section 7.1, a legal requirement to initiate an insolvency proceeding in respect of any of the Group Companies, or (iii) a failure by a Group Company after the date hereof to make payments to creditors (other than the Sellers) as a result of lack of funds.
(c)	Each Party shall use reasonable efforts to ensure that the Closing can occur as contemplated.

(d)	As soon as all Closing Conditions have been fulfilled, Sellers and Purchaser shall mutually notify each other thereof.
5.	Representations and Warranties of the Sellers

The Sellers jointly and severally represent and warrant to Purchaser in the form of an independent guarantee (selbständiges Garantieversprechen) that the statements set forth in this Section 5 are true and correct as of the date hereof and as of the Closing Date or such other date as specifically set forth hereinafter; provided that any representation and warranty (Garantie) made to the Knowledge of the Sellers shall be made as of the date hereof; provided, further, that any provisions of this Agreement relating to the consequences of a breach of any of the guarantees, including the limitations set forth in Section 8.4, form an integral part of this guarantee (Inhalt des Schuldverhältnisses / Bestandteil der Garantieerklärung), and this guarantee is only given subject to such provisions and limitations.

5.1	Due Organization, Authority and Qualification of the Sellers

Seller 1, Seller 2 and Seller 4 (collectively the “Corporate Sellers” are each duly organized and validly existing under the laws of the jurisdiction of their incorporation. None of the Private Sellers requires any consents of his spouse to validly enter into and consummate this transaction. Each of the Corporate Sellers has all necessary corporate power and authority to enter into and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each Corporate Seller, the performance by each Corporate Seller of its obligations hereunder and the consummation by each Corporate Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate, shareholder or other action on the part of each Corporate Seller. This Agreement has been duly executed and delivered by each Corporate Seller. This Agreement (assuming due authorization, execution and delivery by the Purchaser) constitutes a legal, valid and binding obligation of each Corporate Seller enforceable against such Corporate Seller, in accordance with its terms.

5.2	Incorporation and Qualification of the Group Companies

Each Group Company is duly organized, validly existing and in good standing (if such concept is applicable) under the laws of the jurisdiction of its organization. Each Group Company is duly qualified to do business and in good standing (to the extent the applicable jurisdiction recognizes concepts of qualification and good standing) in all jurisdictions in which its ownership of property or the conduct of its business requires such qualification. Each Group Company has all necessary corporate (or equivalent) power and authority to own, operate or lease the properties and assets owned, operated or leased by it and to carry on the Eracom Business as it has been and is conducted as of the date hereof.

5.3	Capital Stock of the Group Companies
(a)	Section 5.3 of the Disclosure Letter correctly sets forth, as of the date hereof, (i) the authorized, issued and outstanding shares of each class or series of capital stock or other equity interests of each Group Company (the “Eracom Interests”) and (ii) the name of, address of (except for holders that are Group Companies), and the number of shares of each class or series of capital stock or other equity interest held by, each holder of Eracom Interests. Unless otherwise disclosed in Section 5.3 of the Disclosure Letter, each Eracom Interest is duly authorized and validly issued, fully paid and, to the extent applicable, non-assessable (unterliegen keiner Nachschusspflicht) and is owned directly, beneficially and of record (if applicable), and free and clear of all Encumbrances, by the holder indicated in Section 5.3 of the Disclosure Letter. Except for the Eracom Interests, there are no shares of capital stock or other equity interests of any Group Company issued or outstanding. The Eracom Interests have not been issued in violation of any purchase option, call, subscription or similar rights under any provision of applicable Law, the Charter Documents of such Group Company or any of its Affiliates or any Contract. Except pursuant to the Management Options, which will have been validly and irrevocably waived before the Closing Date, there are no outstanding warrants, options, rights of conversion or other rights obligating any Group Company to issue, sell, purchase, return or redeem any shares of capital stock or other equity interests of it or of any other Group Company. Other than as set forth in the Charter Documents of the Group Companies, there are no equity securities of any Group Company reserved for issuance for any purpose. Unless otherwise disclosed in Section 5.3(a) of the Disclosure Letter, there are no outstanding bonds, debentures, notes or other securities having the right to vote on any matters on which stockholders or equity owners of any Group Company may vote. Unless otherwise disclosed in Section 5.3(a) of the Disclosure Letter, there are no voting trusts to which any Eracom Interests are subject or any Contract or understanding affecting the voting rights, right to transfer or other incidents of record or beneficial ownership pertaining to the Eracom Interests.

(b)	The Sellers have delivered to the Purchaser true, correct and complete copies of the Charter Documents of each of the Group Companies.

(c)	Except as set fort in Section 5.3(c) of the Disclosure Letter, no Group Company owns, directly or indirectly, any capital stock of, or joint venture interest, partnership interest, or other equity interest in, or options, rights or warrants with respect thereto, or right to control (whether by the ownership of control or direction of any securities or any other voting or participating interest or by Contract), any other Person other than another Group Company.
5.4	No Conflict

The execution, delivery and performance of this Agreement by the Sellers and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with or violate any Law or Governmental Order applicable to the Sellers or the Group Companies or (b) except as set forth in Section 5.4 of the Disclosure Letter, conflict with, violate, result in any breach of, constitute a default under (or event which with the giving of notice or lapse of time, or both, would become a default), re-

quire any consent under, or give to others any rights of termination, acceleration, cancellation or modification of or give rise to any penalty or additional fees under, any note, bond, mortgage, indenture, Governmental Approval or Contract to which any Group Company is a party or by which any of their respective assets are bound or covered.

5.5	Title

The Sellers have valid and marketable title (Eigentumsrechte) to, and the right to transfer to the Purchaser, the Membership Interests, free and clear of any Encumbrances. The transfer of the Membership Interests will not cause any Encumbrances on the Membership Interests.

5.6	Brokers

Neither any Group Company nor any of any Group Company’s officers, directors or employees has employed any Person or firm as a broker, investment banker or finder or incurred any other Liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

5.7	Financial Statements
(a)	True and complete copies of the Company Financial Statements have been delivered by the Sellers to the Purchaser and are included in Section 5.7 of the Disclosure Letter. The Company Financial Statements have been examined and audited by the auditors whose reports thereon are included with such financial statements.

(b)	Except as may be described in the notes to the Company Financial Statements, the Company Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Group Companies, (ii) present fairly in all material respects the combined financial condition, results of operations and cash flows of the Eracom Business as of, and for the dates and periods indicated, (iii) were prepared by the Group Companies in accordance with GAAP applied on a consistent basis (as described in the notes thereto) subject to the scope and materiality thresholds included in the auditors’ report included with the Company Financial Statements and (iv) were prepared using the same methodologies that were used to prepare those statements in prior years.

5.8	No Undisclosed Liabilities

No Group Company has any Liabilities exceeding, individually or in the aggregate, EUR 500,000 other than those incurred since the date of the Company Financial Statements in the ordinary course of business consistent with past practice and which would not, individually or in the aggregate, have a negative effect on the business or financial condition of Eracom in any respect.

5.9	Conduct of Business in the Ordinary Course

Since December 31, 2004:
(a)	up to the date hereof, no Material Adverse Effect has occurred, and, subject to Sellers’ Knowledge, the Sellers have informed the Purchaser in respect of any Material Adverse Effect in the period between the date hereof and the Closing Date;

(b)	up to the date hereof, no event, circumstance, development, change or effect has occurred that, individually or in the aggregate, causes, results in or has, or would reasonably be expected to cause, result in or have, a material adverse effect on the Eracom Business, Eracom or any of the Group Companies;

(c)	up to the date hereof, and except as set forth in Section 5.9 of the Disclosure Letter:
(i)	the Eracom Business has been conducted in the ordinary course of business consistent with past practice, including in relation to manufacturing, purchasing, management of inventory, marketing, selling and pricing, practices and policies relating to accounts payable and receivable, working capital, its methods of accounting and maintaining the books, accounts or records, or its depreciation or amortization policies and rates;

(ii)	no Group Company has changed in any material respect any method of accounting or accounting practice except for any such change required as a result of a change in GAAP;

(iii)	and except for dividends declared and paid in full in cash to a Group Company, no Group Company paid any dividend or other distribution with respect to any shares of capital stock or other equity interest of the Group Companies, or repurchased, or redeemed or acquired any outstanding shares of capital stock or other equity securities of, or other ownership interest in, any Group Company;

(iv)	except as may be required under the terms of collective bargaining or collective employee agreements, no Group Company has (A) granted any severance or termination pay to any Employee in excess of EUR 30,000 (in each case) that is still outstanding or increased any Employee’s right to receive severance or termination pay by an amount in excess of EUR 5,000 (in each case), (B) entered into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with, or increased compensation, bonus or other benefits payable to, any Employee having a salary and target bonus (excluding, for the avoidance of doubt, sales commissions) in excess of EUR 120,000 for 2005 (on an annualized basis) or (C) established, adopted, entered into, amended or terminated any collective bargaining agreement;

(v)	no Group Company acquired or sold Owned Intellectual Property Rights in excess of EUR 100,000 in the aggregate nor did any Group Company encumber any Owned Intellectual Property Rights, nor did any Group Company newly acquire any Licensed Intellectual Property Rights, which are reasonably expected to obligate a Group Company to pay future license fees in excess of EUR 25,000 (in the aggregate) on an annualized basis;

(vi)	no Group Company terminated, discontinued, closed or disposed of any office, or other business operation owned, operated or used by any Group Company and which generated revenues or costs for any Group Company in excess of EUR 100,000 in 2004;

(vii)	no Group Company suffered any property damage or destruction (whether or not covered by insurance) in excess of EUR 15,000 in each case; and

(viii)	no Group Company entered into any Contract to do or resolved to approve any of the foregoing.
5.10	Litigation
(a)	Except as set forth in Section 5.10(a) of the Disclosure Letter, there is no written Claim that seeks or is reasonably expected to seek remedies in an amount of or costing EUR 10,000 or more (excluding litigation costs in determining such amount) by or against any of the Group Companies pending or, to the Knowledge of the Sellers, threatened, by or before any Governmental Authority.

(b)	Except as set forth in Section 5.10(b) of the Disclosure Letter, (A) none of the Group Companies or their current officers, directors or employees is the subject of a permanent or temporary injunction issued by any Governmental Authority which is still in effect and enjoins such entity or officer, director or employee from engaging in, or continuing any conduct or practice in connection with, the Eracom Business and (B) to the Knowledge of the Sellers there is no pending investigation by any Governmental Authority where the Governmental Authority has threatened in writing to issue an injunction pursuant to which any Group Company or any current officer, director or employee of any Group Company would be permanently or temporarily enjoined from engaging in, or continuing any conduct or practice in connection with, the Eracom Business.

(c)	The representations and warranties made in this Section 5.10 are made as of the date hereof.
5.11	Compliance with Laws
(a)	Except as set forth in Section 5.11(a) of the Disclosure Letter, the Group Companies are, and have been operated, in compliance in all material respects with all applicable Laws and outstanding Governmental Orders.

(b)	There are no circumstances, which could give rise to any Liability of the Group Companies arising from criminal conduct (Straftat oder Ordungswidrigkeit) under applicable law.
5.12	Intellectual Property
(a)	Schedule 5.12(a) of the Disclosure Letter sets forth a true and complete list of the following Business Intellectual Property Rights (all Business Intellectual Property Rights owned by the Group hereinafter referred to as the “Owned Intellectual Property Rights” and all Business Intellectual Property Rights licensed to the Company and its Subsidiaries by any other Person, hereinafter referred to as the “Licensed Intellectual Property Rights”): (i) patents, patent applications, trademark registrations and applications, copyright registrations and applications and domain name registrations, specifying as to each, as applicable: (1) the nature of such Intellectual Property Right, (2) the owner of such Intellectual Property Right, (3) the jurisdictions by or in which such Intellectual Property Right has been issued, allowed or registered or in which an application for such issuance or registration has been filed and (4) the applicable filing, registration, termination or expiration dates; and (ii) an identification of proprietary software of third parties incorporated into any products or services which any Group Company provides to customers, excluding commercially available off-the-shelf software.

(b)	Except as disclosed in Schedule 5.12(b) of the Disclosure Letter, the Group Companies exclusively own all right, title and interest to all Owned Intellectual Property Rights, free and clear of all Encumbrances, other than Permitted Encumbrances. No Business Intellectual Property Rights have been created, developed or invented by employees in the scope of employment with a Group Company that (i) are not exclusively owned by the Group Companies as Owned Intellectual Property Rights, (ii) are not owned by third parties (including the Employees) pursuant to Business IP Agreements or (iii) cannot be irrevocably and free of charge (except for ordinary salary of employees) be used by any Group Company or its assigns.

(c)	Except as disclosed in Schedule 5.12(c) of the Disclosure Letter, the Group Companies have valid rights to use all Licensed Intellectual Property Rights, subject only to the terms and conditions of the Business IP Agreements governing such Licensed Intellectual Property Rights.

(d)	No Owned Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or settlement agreement restricting the use thereof by the Group Companies with respect to the Eracom Business or restricting the licensing thereof by the Group Companies to any Person.

(e)	The Owned Intellectual Property Rights are, to the Knowledge of the Sellers, valid and enforceable. No Group Company has received any written notice that any item of Owned Intellectual Property Rights or Licensed Intellectual Property Rights is invalid, unregistrable or unenforceable, in whole or in part.

(f)	Except as disclosed in Schedule 5.12(f) of the Disclosure Letter, the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights include all Intellectual Property Assets that are material or necessary to conduct the Business of the Group Companies as currently conducted. The consummation of the transactions contemplated by this Agreement will not result in the termination of the present rights of the Group Companies in any of the material Business Intellectual Property Rights.

(g)	Except as disclosed in Schedule 5.12(g) of the Disclosure Letter, to the Knowledge of the Sellers, the operation of the Eracom Business as currently conducted, including the use of the Business Intellectual Property Rights in connection therewith, does not conflict with, infringe, misappropriate the Intellectual Property Rights of any other Person. To the Knowledge of the Sellers, no Person is engaging in any activity that infringes, misappropriates, violates or conflicts with the Owned Intellectual Property Rights.

(h)	Except as disclosed in Schedule 5.12(h) of the Disclosure Letter, no actions, suits, proceedings or written Claims are pending against a Group Company (i) challenging or seeking to deny or restrict the use by the Group Companies of any of the Business Intellectual Property Rights, or (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Group Companies infringe, misappropriate or conflict with any Intellectual Property Rights of any Person.
5.13	Information Technology
(a)	The Group Companies have the valid right to access and use all material Company IT Systems and Company Data in connection with the operation of the Eracom Business as currently conducted. The consummation of the transactions contemplated in this Agreement will not impair or interrupt (i) the Group Companies’ right to access and use any material portion of the Company IT Systems and Company Data, and (ii) to the extent applicable, the Group Companies’ customers’ and subscribers’ right to access and use any material portion of the Company IT Systems and Company Data.

(b)	The Group Companies have taken all commercially reasonable steps (i) to secure the Company IT Systems from unauthorized access or use by any Person, and (ii) to ensure the continued and uninterrupted operation of the Company IT Systems, including employing adequate security, maintenance, disaster recovery, backup, archiving and virus or malicious device scanning/protection measures. The Group Companies have not, to the Knowledge of the Sellers, disclosed any Company IT Systems which are source code and owned by the Group Companies to any third party, except under the Business IP Agreements.

(c)	The Group Companies have complied in all material respects with all rules, policies and procedures established by the Group Companies with respect to personal and/or financial data. No Claims have been asserted in writing against the Group Companies by any Person or Governmental Entity alleging a violation of any Person’s privacy, personal data or confidentiality rights under any such Laws.

(d)	The Company IT Systems operate in all material respects in accordance with and conform in all material respects to any specifications, manuals, guides, descriptions or other similar documentation, in written or electronic form, made available by the Group Companies to its customers, end-users and subscribers. The Company IT Systems (i) are, to the Knowledge of the Sellers, free of all known viruses, worms, Trojan horses, and other contaminants and, to the Knowledge of the Sellers, do not contain any bugs or problems that, in each case, would reasonably be expected to materially disrupt the operation of the Eracom Business or result in a materially adverse impact on the operation of the Eracom Business, in each case, outside the ordinary course of business consistent with past practice and (ii) have not, to the Knowledge of the Sellers, been subject to a material security or firewall breach, penetration or intrusion by an unauthorized Person.
5.14	Taxes
(a)	There are no Liabilities for Taxes of the Group Companies attributable to the period prior to January 1, 2005.

(b)	There are no Liabilities of the Group Companies for Taxes which are measured by income or profit attributable to the period between January 1, 2005 and the Closing Date (the “Tax Straddle Period”) exceeding, individually or in the aggregate, EUR 50,000; provided that, as within the Parties, such Tax Liabilities shall be calculated as if the Closing Date was the end of the current fiscal year of the Group Companies beginning as of January 1, 2005.

(c)	(i) All Tax Returns required to be filed by or with respect to the Group Companies have been timely filed; (ii) all Taxes required to be shown on such Tax Returns or otherwise due in respect of the Group Companies have been timely paid; (iii) all such Tax Returns are true, correct and complete in all material respects; (iv) there are no pending Actions for the assessment or collection of Taxes against the Group Companies or (insofar as either relates to the activities or income of the Company or any Subsidiary or could result in liability of the

Group Companies on the basis of joint and/or several liability) any Person that was included in the filing of a Tax Return with the Sellers on a consolidated or combined basis; (v) all sales and license transactions between the Sellers and their Affiliates and the Group Companies, between the Company and any subsidiaries and between any of such subsidiaries, have been conducted on an arm’s-length basis and are properly documented; (vi) the Group Companies have properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law.

(d)	(i) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which a Group Company may be subject; and (ii) no Group Company has any (A) income reportable for a period ending after the Closing but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, a period ending on or prior to the Closing that resulted in a deferred reporting or income from such transaction or from such change in accounting method (other than a deferred intercompany transaction) or (B) deferred gain or loss arising out of any deferred intercompany transaction.
5.15	Insurance

Section 5.15 of the Disclosure Letter contains a summary of all insurances maintained by or covering each Group Company setting out for each insurance (i) the risks covered, (ii) the insurance amount or the limit of indemnity (as applicable), (iii) the insurer and (iv) the number of the policy.

5.16	Material Contracts
(a)	Section 5.16(a) of the Disclosure Letter lists each of the following contracts and agreements (including oral agreements) of the Group Companies (such contracts and agreements, together with all contracts, agreements, leases and subleases concerning the use, occupancy, management or operation of any Real Property (including all contracts, agreements, leases and subleases listed or otherwise set forth in Section 5.18(b) of the Disclosure Letter) and all Business IP Agreements, being “Material Contracts”):
(i)	contracts with the top 32 customers of the Group Companies, including distributors, for the period from January 1, 2003 through September 30, 2005, measured by aggregate sales revenue;

(ii)	contracts with the top 20 suppliers of the Group Companies for the period from November 1, 2004 through November 11, 2005, measured by aggregate supply value;

(iii)	all contracts exceeding an annual consideration of EUR 25,000 with independent contractors or consultants (or similar arrangements) to which a Group Company is a party and that cannot be cancelled by the relevant Group Company without penalty or further payment and without more than 30 days’ notice;

(iv)	all contracts and agreements relating to Financial Debt of a Group Company;

(v)	all contracts and agreements with any Governmental Authority to which a Group Company is a party, other than contracts and agreements relating to the sale of products or services;

(vi)	all contracts and agreements that limit the ability of a Group Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii)	all contracts and agreements between or among a Group Company, on the one hand, and any of the Sellers or any officer or director of any Corporate Seller, on the other hand;

(viii)	all contracts and agreements providing for benefits under any Plan; and

(ix)	all other contracts and agreements not concerning production or supply, whether or not made in the ordinary course of business, the absence of which, if not reasonably replaceable, would have a material adverse effect; for purposes of this clause this shall mean that the absence of such contracts or agreements would be, or be reasonably likely to be, materially adverse to the business, operations, assets, results of operations of any of the Group Companies, and cause a reduction of the enterprise value of the Group Companies, taken as a whole, in excess of EUR 2,850,000 from a view of a reasonable purchaser of the Group Companies.
(b)	No contract partner to a Material Contract has claimed in writing that any Material Contract (i) is not valid or binding on the parties thereto or is not in full force and effect, or (ii) could, upon consummation of the transactions contem-

plated by this Agreement, not continue in full force and effect without penalty or other adverse consequence. No Group Company is in material breach of, or default under, any Material Contract.

(c)	To the Knowledge of the Seller, no other party to any Material Contract is in material breach thereof or material default thereunder and none of the Sellers or the Group Company has received any written notice of termination, cancellation, breach or default under any Material Contract.

(d)	The Sellers have made available to the Purchaser true and complete copies of all Material Contracts.

(e)	Except as disclosed in Section 5.16(e) of the Disclosure Letter, there is no contract, agreement or other arrangement granting any Person any preferential right to purchase any of the Assets (other than in the ordinary course of business consistent with past practice) or any of the Eracom Interests.

(f)	The representations and warranties made in this Section 5.16 are made as of the date hereof.
5.17	Labor Arrangements
(a)	The Data Room contains
(i)	a list of all Employees of the Group Companies, listed by Group Company and position; and

(ii)	true, correct and complete copies of the employment or service contracts of the Key Managers.
(b)	Section 5.17(b) of the Disclosure Letter lists all internal collective employee agreements (i.e. agreements which are entered into between any Group Company and a group of Employees or a representative body of Employees of the Group Companies unless such agreements only substantially implement applicable law), which contain
(i)	benefit or incentive plans relating to a change-of-control of the respective Group Company;

(ii)	limitations to terminate employment agreements, including by providing for severance payments;

(iii)	obligations of Group Companies to make specific investments or to guarantee a certain number of Employees, all at one or several specific sites.
(c)	Safe as disclosed in Section 5.17(c) of the Disclosure Letter, no Group Company recognizes any Employee Representative Body representing its Employees or any of them. No Group Company has been notified in writing within the last twelve months of any intention by a material category or number of Employees to seek to establish an Employee Representative Body or gain recognition from any Group Company in respect of any such body which, if recognized, would be an Employee Representative Body.

(d)	There are no outstanding offers of employment or engagement to work in the Group Companies made to any person who, if such offer was accepted, would have the function of a Key Manager and no person has accepted such an offer but not yet taken up a position accepted.

(e)	There are no provisions in any contract of employment or otherwise giving any right (whether to receive any benefit, terminate employment or otherwise) or increasing any right of any Employee which may arise on or in connection with the Closing or any other matters contemplated by this Agreement.

(f)	Except as disclosed in Section 5.17(e) of the Disclosure Letter, there is not in existence any written or unwritten contract of employment with any Employee that cannot be terminated by the relevant Group Company on six months notice or less without giving rise to a Claim to damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair or unjustified dismissal or, in either case, the equivalent in the relevant jurisdiction).

(g)	The Group Companies are, in relation to the Employees, in compliance with all applicable laws, regulations, material terms and conditions of employment and material agreements with Employee Representative Bodies or with trade unions.

(h)	The Group Companies have as at Closing paid to all Employees and former Employees all wages, salaries, fees, conditions, bonuses and other compensation due for payment as of the date hereof to such Employees and former Employees or otherwise arising under any employment agreement, agreement with any Employee Representative Body or any trade union, shop agreements, benefit plan and/or law, and the Group Companies have duly paid or accrued for all relevant social security contributions.

(i)	Except as disclosed in Section 5.17(i) of the Disclosure Letter, there is no Employee who has been absent on long-term sick leave for a period in excess of 26 weeks or who has been absent for any other reason other than in the ordinary course (and specifically excluding any Employee who is absent on maternity leave, paternity leave or any other form of statutory family leave) and who has or may have a statutory or contractual right to return to work.

(j)	Except as disclosed in Section 5.17(j) of the Disclosure Letter there are no Claims pending or threatened against, or relating to, any of the Group Companies of whatsoever nature in relation to any Employee, former Employee or Employee Representative Body.

(k)	No Group Company has an outstanding loan to any Employee.

(l)	The Employees are substantially all the personnel required for the running of the Eracom Business as conducted as of the date hereof.

(m)	The representations and warranties made in this Section 5.17 are made as of the date hereof.
5.18	Real Property
(a)	Section 5.18(a) of the Disclosure Letter lists the street address or registry data and the size of each parcel of real estate owned by the Group Companies (the “Owned Real Property”) and the current owner of each parcel of the Owned Real Property. With respect to the Owned Real Property, the respective Group Companies have good and marketable title to all such parcels, free and clear of all Liens, except for Liens listed in Section 5.18(a) of the Disclosure Letter.

(b)	Section 5.18(b) of the Disclosure Letter lists the places of all real estate leased by the Group Companies (the “Leased Real Property”, together with the Owned Real Property, the “Real Property”). With respect to the Leased Real Property, (i) each Real Property Lease (as defined below) is valid and effective in accordance with its terms and conditions of any such Real Property Lease, and no Group Company or other party thereto is in default under any Real Property Lease, (ii) the Data Room contained true, correct and complete copies of the leases, subleases, licenses, hereditary building rights or other occupancy agreements, in each case as modified or amended (each, a “Real Property

Lease”), (iii) Section 5.18(b)(iii) of the Disclosure Letter lists for each Real Property Lease the identity of the lessee, current occupant (if different from lessee), term and termination notice period; the Amsterdam office has been partly subleased.

(c)	Except as set forth in Section 5.18(c) of the Disclosure Letter, all buildings, structures, fixtures and other improvements and all components thereof (the “Improvements”) included within the real property described in subsections (a) and (b) above are in reasonably good condition and repair, ordinary wear and tear accepted by Purchaser.

(d)	The representation and warranties made in this Section 5.18 are made as of the date hereof.
5.19	Environment

Except as set forth in Section 5.19 of the Disclosure Letter:
(a)	The Group Companies (i) are in material compliance with all applicable Environmental Laws, (ii) have not materially violated any such Environmental Laws, (iii) do not require any environmental permits under such Environmental Laws; the Purchaser has been fully informed of the status and plans of the Group Companies with respect to the so-called RoHS and WEEE directive.

(b)	(i) none of the Group Companies is party to any pending written environmental Claim against any of the Group Companies or any of their current or, to the Knowledge of the Sellers, former Employees (in their capacity as Employees of any of the Group Companies), (ii) to the Knowledge of the Sellers, none of the Group Companies or their current Employees (in their capacity as Employees of any of the Group Companies) would reasonably be expected to be named as a party to any threatened environmental Claim, and (iii) to the Knowledge of the Sellers, there is no pending environmental Claim against any Person other than the Group Companies or any of their Employees (in their capacity as Employees) that would reasonably be expected to give rise to any Liabilities or cost of any Group Company or otherwise disrupt operation at any facility;

(c)	there is and has been no release or threatened release of any materials of environmental concern at any property currently owned or leased by the Group Companies that would individually or in the aggregate, reasonably be expected to give rise to any Liabilities of, or any environmental Claim against, any Group Company under any applicable Environmental Law or result in costs to any of the Group Companies arising out of any Environmental Law;

(d)	none of the Group Companies has assumed or retained by Contracts, any material Liabilities of any kind, fixed or contingent, known or unknown, under any Environmental Law or with respect to any materials of environmental concern;

(e)	none of the Group Companies has entered into any consent, decree or other agreement still in effect with any Governmental Authority under any Environmental Law, and none of the Group Companies is subject to any Governmental Order or similar requirement still in effect relating to compliance with any Environmental Law;

(f)	without limiting the generality of any of the foregoing, no property owned by the Group Companies: (i) contains or, to the Knowledge of the Sellers, has contained any underground storage tank that would reasonably be expected to give rise to Liabilities of any Group Company; (ii) contains or, to the Knowledge of the Sellers, has contained any asbestos or asbestos-containing building materials, at levels or under conditions that would reasonably be expected to give rise to Liabilities of any Group Company under any applicable Environmental Law; or (iii) contains or, to the Knowledge of the Sellers, has contained any polychlorinated biphenyls, in equipment or otherwise, at levels or under conditions that would reasonably be expected to give rise to Liabilities of any Group Company under any applicable Environmental Law; and

(g)	none of the Group Companies have, within the past three years prior to the date hereof, received any written request for information or been notified that it is a potentially responsible party under or relating to any Environmental Law relating to the remediation of contaminated property.
5.20	Product Liability and Warranty Claims
(a)	There is no Liability of the Group Companies arising out of Product Liability Claims against any Group Company in respect of products sold or developed prior to the Closing Date. No products other than IT security products or software have been sold or developed prior to the Closing Date. No callback (Rückruf) of any IT security product series or software release sold by any Group Company has occurred after December 31, 2001.

(b)	There is no Liability of the Group Companies in an aggregate exceeding EUR 75,000 arising out of Warranty Claims against any Group Company in respect of products delivered or services rendered prior to the Closing Date.
5.21	Sufficiency and Condition of the Eracom Assets
(a)	The Eracom Assets, together with the rights granted to the Group Companies, will constitute all of the tangible fixed assets other than Real Property used or held for use in, or necessary for, the conduct of the Eracom Business in substantially the same manner as the Eracom Business is currently conducted. The Group Companies have good and valid title to, a leasehold interest in or a binding right to use, as applicable, all of the Eracom Assets (except for changes contemplated by this Transaction) free and clear of all Encumbrances on Eracom’s interests therein (other than Permitted Encumbrances).

(b)	All Eracom Assets (i) are in reasonably good operating condition and repair (ordinary wear and tear excepted) and (ii) are suitable and adequate for the uses for which they are used and to carry on the Eracom Business.
5.22	Discounts

There is no Liability of the Group Companies in an aggregate amount exceeding EUR 65,000 to pay or otherwise credit (including by future price reductions) to customers or other contract partners as a result of (i) payback or discount arrangements, (ii) “lead referral commissions” or other commission or broker payments on or (iii) arrangements similar to those referred to in (i) or (ii), all to the extent based on sales made or services rendered and in each case revenues received on or before the Closing Date.

5.23	Claims Against Supervisory Board Members

As of the date hereof there are no Claims pending or investigated against any supervisory board member of Eracom in such capacity for breach of fiduciary obligations.

5.24	Vendor Loans

Section 5.16(a)(iv) of the Disclosure Letter lists all persons or entities which have a Claim against a Group Company for the deferred and unpaid purchase price of fixed assets, business operations, Intellectual Property Rights or equity interests.

6. Representations and Warranties of the Purchaser
6.1	Due Organization

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Netherlands and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.

6.2	Authorization of Purchaser, Non-Contravention
(a)	The execution and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable Law, rule, regulation, judgment, injunction, order or decree, or (ii) require any consent or other action by any third party, or constitute a default under any agreement or other instrument binding upon the Purchaser.

(b)	The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the powers of the Purchaser and have been duly authorized, to the extent required. This Agreement constitutes a valid and binding agreement of the Purchaser.
7. Additional Agreements
7.1	Reorganization Measures

Sellers shall procure that the Group Companies (i) shall consummate the Reorganization Measures prior to the Closing Date and (ii) shall render all reasonable assistance to the Purchaser to determine additional measures (the “Additional Reorganization Measures”), and (iii) shall use reasonable efforts to consummate the Additional Reorganization Measures prior to the Closing Date upon request of the Purchaser. In case of a dispute between the Sellers and the Purchaser whether the Sellers have complied with Sections (ii) and (iii) above, the Purchaser shall not be entitled to refuse to close the Transaction as contemplated hereby pursuant to Section 4.3(b)(ii). A breach of the provision in this first subparagraph of Section 7.1 shall only result in damage claims if committed intentionally (vorsätzlich).

Sellers shall procure that the Purchaser receives a written notice if the consummation of any Reorganization Measure or Additional Reorganization Measure results in or is likely to result in the legal requirement to initiate an insolvency proceeding in respect of any of the Group Companies; provided that such notice shall be delivered prior to the consummation of such Reorganization Measure or Additional Reorganization Measure, and such Reorganization Measure or Additional Reorganization Measure shall not be implemented until Purchaser has decided pursuant to the following sentence. Upon receipt of such notice prior to the implementation of such Reorganization Measure or Additional Reorganization Measure, the Purchaser shall decide whether (i) such Reorganization Measure or Additional Reorganization Measure shall be implemented in which case (A) the fact that such Reorganization Measure or Additional Reorganization Measure may result in the legal requirement to initiate an insolvency proceeding in respect of any of the Group Companies shall neither be deemed to be a breach of this Agreement nor shall the Purchaser be entitled not to close this Agreement as a result of such requirement and (B) the Purchaser shall undertake vis-à-vis the relevant Group Company to provide it (directly or indirectly) with sufficient financial resources to implement such Reorganization Measure or Additional Reorganization Measure, or (ii) such Reorganization Measure or Additional Reorganization Measure shall not be implemented prior to the Closing, in which case the Sellers shall be relieved of their obligation under sentence 1 of Section 7.1 in respect of such Reorganization Measure or Additional Reorganization Measure. For the avoidance of doubt: Any other rights of the Purchaser, which entitle it not to close this Agreement, shall remain unaffected by the foregoing provision.

7.2	Release of Guarantees

With effect as of Closing Date, the Purchaser hereby assumes the guarantees, comfort letters, letters of credit and other security interests listed in Exhibit 7.2 which Sellers have provided in favor of any Group Company to banks, other financial institutions, suppliers, customers or other third parties (hereinafter referred to as “Sellers’ Guarantees”) and shall indemnify and hold harmless Sellers from all obligations and liabilities arising under the Sellers’ Guarantees. As soon as possible prior to or after the Closing Date the Purchaser shall use best efforts to replace the Sellers’ Guarantees with effect from the Closing Date and take, or cause the holder of the respective Sellers’ Guarantee to take, all necessary action (including to return the respective Sellers’ Guarantee instrument, if required), so that the Sellers shall be fully released from all such guarantees as of the Closing Date. Sellers shall use best efforts to cooperate with Purchaser in obtaining such releases from and replacement of Sellers’ Guarantees.

7.3	Conduct of Business

Sellers shall cause the business of Eracom to be conducted between the date hereof and the Closing Date in the ordinary course and consistent with past practice. In particular no Group Company shall terminate or modify any Material Contract or enter into or assume a Liability in excess of EUR 100,000 without the prior consent of the Purchaser.

7.4	Non-Competition
(a)	For a period of three years after the Closing (the “Restricted Period”), none of the Sellers, other than the Sellers 4, 7, 9 and 10 shall
(i)	engage, directly or indirectly, in any business in any country in which the Group Companies currently do business, that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by any of the Group Companies as of the Closing or,

(ii)	without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, consultant or otherwise, any Person that competes with the Purchaser, the Eracom Business or any of the Group Companies in manufacturing, producing or supplying products or services of the kind manufactured, produced or supplied by any of the Group Companies as of the Closing;

(iii)	provided, however, that, for the purposes of this Section 7.4, ownership by any Seller of securities having no more than five (5) percent of the outstanding voting power of any competitor which are listed on any national securities exchange shall not be deemed to be in violation of this Section 7.4 as long as the Person owning such securities has no other connection or relationship with such competitor, which itself is competitive with the Group Companies.
(b)	As a separate and independent covenant, each Seller agrees with the Purchaser that, for a period of three years following the Closing, no Seller, other than the Sellers 7 and 10, will in any way, directly or indirectly, for the purpose of conducting or engaging in any business that manufacturers, produces or supplies products or services of the kind manufactured, produced or supplied by any of the Group Companies as of the Closing, call upon, solicit, advise or otherwise do, or attempt to do, business with any customers of any of the Group Companies with whom any of the Group Companies or the Sellers had any dealings or take away or interfere or attempt to interfere with any business of any of the Group Companies, or induce or attempt to induce any of the officers, employ-

ees, representatives or agents of any of the Group Companies to leave the employ of any of the Group Companies or violate the terms of their contracts, or any employment arrangements, with the Company or any Subsidiary; provided, however, that the foregoing will not prohibit a general solicitation to the public of general advertising.

(c)	The Restricted Period shall be extended for each Seller by the length of any period during which any such Seller is in breach of the terms of this Section 7.4.

(d)	To the extent any provision in this Section 7.4 shall be regarded as unenforceable, the Parties agree to replace such unenforceable provision by a provision that come as close as possible to such unenforceable provision.

(e)	For purposes of this Section 7.4 the term “Sellers” shall include all Affiliates of the Sellers.
7.5	Confidentiality

Each Seller agrees to, and shall cause its agents, representatives, Affiliates, employees, officers and directors to: (a) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Eracom Business or any of the Group Companies, (b) in the event that any Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchaser with prompt written notice of such requirement so that the Purchaser or any Group Company may seek a protective order or other remedy or waive compliance with this Section 7.5, (c) in the event that such protective order or other remedy is not obtained, or the Purchaser waives compliance with this Section 7.5, furnish only that portion of such confidential information which is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information, and (d) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to the Company or the Purchaser any and all copies (in whatever form or medium) of all such confidential information then in the possession of any Seller or any of its agents, representatives, Affiliates, employees, officers or directors and destroy any and all additional copies then in the possession of such Seller or any of its agents, representatives, Affiliates, employees, officers or directors of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by any Seller, its agents, representatives, Affiliates, employees, officers or directors; and provided further that, with respect to Intellectual Property Rights, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, with respect to Intellectual Property Rights, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain. Each Seller agrees and acknowledges that remedies at law for any breach of its obligations under this Section 7.5 are inadequate and that in addition thereto the Purchaser shall be entitled to seek injunction and specific performance, in the event of any such breach.
7.6	Resignations

The Sellers shall cause the supervisory board members of the Company to resign from their office and to waive all entitlements to compensation which they may have.

7.7	Access to Business

From the date hereof until the Closing, upon reasonable notice, the Sellers shall cause the Group Companies and each of the Group Companies’ officers, directors and employees to: (i) afford the officers and employees of the Purchaser reasonable access through and with the managing board members of the Company, during normal business hours, to the offices, properties, plants, other facilities, books and records and Employees of the Group Companies and (ii) furnish to the officers and employees of the Purchaser such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of the Group Companies and the Eracom Business (or legible copies thereof) as the Purchaser may from time to time reasonably request, all for purposes of integration and strategy planning.

7.8	Release of Indemnity Obligations; Discharge
(a)	The Sellers covenant and agree, on or prior to the Closing, to execute and deliver to the Company, for the benefit of each Group Company, a general release and discharge, in form and substance satisfactory to the Purchaser, releasing and discharging the Group Companies from any and all obligations to indemnify the Sellers or any Affiliate of the Sellers (other than the Group Companies) or otherwise hold it harmless pursuant to any agreement or other arrangement entered into prior to the Closing.

(b)	The Purchaser covenants and agrees to procure a discharge (Entlastung) by the shareholders’ meeting of Eracom in respect of the supervisory board members resigning in accordance with Section 7.6 on the Closing Date immediately after the Closing in accordance with Sect 120 Stock Corporation Law (AktG).
7.9	Intercompany Arrangements

Prior to the Closing, the Sellers shall cause any contract or arrangement that is disclosed (or should have been disclosed) in Section 5.16(a)(vii) of the Disclosure Letter, other than those contracts or arrangements set forth in Section 7.9 of the Disclosure Letter, to be terminated or otherwise amended to exclude the Group Companies as a party thereto.

7.10	Further Action

Each of the Parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated hereby and thereby.

7.11	Australian Government Consent

Sellers shall provide reasonable assistance to work with Purchaser to provide the appropriate notices and requests for consent to the Australian Government in respect of any grants, which Eracom Technologies Australia Pty Ltd has received; provided, for the avoidance of doubt, that this covenant shall not operate as a Closing Condition.
8. Indemnities
8.1	Survival of Representations and Warranties
(a)	The representations and warranties of the Sellers contained in this Agreement shall survive the Closing until 12 months after the Closing Date; provided, however, that (i) the representations and warranties made pursuant to Sections 5.1, 5.2, 5.3 and 5.5 (collectively the “Legal Reps”) shall survive for a period of five (5) years after the Closing Date and (ii) the representations and warranties made pursuant to Sections 5.11(b) and 5.14 shall survive for a pe-

riod of three (3) years after the Closing Date. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to the Sellers’ Agent, then the relevant representations and warranty shall become time barred at the later of (i) six (6) month after the date of the written notification by the Purchaser pursuant to Section 8.5(a) or (ii) three (3) months after the expiration of the relevant representation and warranty pursuant to the preceding sentence. Section 204 German Civil Code (BGB) shall remain applicable.

(b)	If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Sellers to the Purchaser, then the relevant representations and warranties shall become time barred at the later of (i) six (6) month after the date of the written notification by the Sellers pursuant to Section 8.5(a) or (ii) three (3) months after the third anniversary of the Closing Date.
8.2	Indemnification by the Sellers
(a)	The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Sellers for and against any and all losses in the meaning of Sections 249 et seq. German Civil Code (BGB) suffered by them (it being agreed that a relevant expenditure or loss by a Group Company is deemed to be a loss of the Purchaser in the same amount) (hereinafter a “Loss”), arising out of or resulting from:
(i)	the breach of any representation or warranty made by any Seller contained in this Agreement;

(ii)	the breach of any covenant or agreement by any Seller contained in this Agreement;

(iii)	any Claim or cause of action of any third party against a Group Company to the extent arising out of any Liability or obligation of any Seller or any of its affiliates, officers, directors, employees or shareholders existing prior to the Closing;

(iv)	any Financial Debt of the Group Companies owed to (A) the Sellers or any of their affiliates, officers, directors, employees or shareholders or (B) third parties not having been taken into account in the calculation of the Final Purchase Price; provided that in respect of (B) the Pur-

chaser has notified the Sellers’ Agent within six (6) months after the Closing Date in respect of the possible existence of such Financial Debt in accordance with Section 8.5(a);

(v)	from any Claims for bonus or similar benefits of the management of a Group Company earned, in connection with the transaction contemplated by this Agreement; and

(vi)	any Vendor Loans after payments have been made in accordance with Section 3.5; provided that the obligation of the Sellers to indemnify against such Losses shall terminate upon the delivery of duly executed declarations (subject to the reasonable satisfaction of the Purchaser) by the respective creditors of the Vendor Loans that their Claims have been fully satisfied (Ausgleichsquittungen).
(b)	The individual Sellers shall be liable as follows:
(i)	Subject to Section 8.2(b)(iii), any of the Escrow Funds shall serve as security (Sicherheit) for any claim of the Purchaser under this Agreement, without distinguishing the individual liability of the Sellers, if and to the extent the Purchaser chooses to be satisfied from funds in the Escrow Account.

(ii)	If the Purchaser does not choose to be satisfied from the Escrow Account or there are no more any or not enough funds available in the Escrow Account, a Seller shall be (A) fully liable to indemnify the Purchaser hereunder, subject to the limitations otherwise set forth in this Section 8, if and to the extent such Seller has specifically set the cause for the indemnity (e.g., such Seller’s Shares have not been transferred free of Encumbrances or such Seller has retained a Claim against the Group Companies which is subject to an indemnification under Section 8.2(a)) and the other Sellers shall have no liability in such event, and (B) in case of an indemnification claim of the Purchaser for which no Seller has specifically set the cause (e.g. a representation in respect of the condition of the Eracom Business) each Seller shall have a pro rata liability corresponding to the Relevant Percentage; provided that in case of (A) and (B) it shall always be ensured that the Purchaser shall be entitled to be fully (100%) indemnified, subject to the limitations otherwise set forth in this Section 8, and that in case of doubt where Purchaser can prove that certain of the Sellers have set a cause for an indemnity claim hereunder, but cannot prove which of the Sellers has specifically set such cause for an indemnity claim hereunder, the Sellers in question shall be jointly liable (gesamtschuldnerisch).

(iii)	Except for claims of the Sellers under this Agreement which are not subject to a cap (Haftungsobergrenze), no Seller shall be liable, including with his Relevant Percentage in the Escrow Funds, in excess of a percentage of the Base Price corresponding to the Relevant Percentage.
8.3	Indemnification by the Purchaser

The Sellers and their Affiliates, officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from:
(a)	the breach of any representation or warranty made by the Purchaser contained in this Agreement or any Transaction Agreement; or

(b)	the breach of any covenant or agreement by the Purchaser contained in this Agreement or any Transaction Agreement.
The maximum amount of indemnifiable Losses which may be recovered from the Purchaser arising out of or resulting from the causes set forth in Section 8.3(a) shall be an amount equal to the Base Price.

8.4	Limits on Indemnification
(a)	Except for any breach of the Legal Reps or the representation and warranties contained in Section 5.14, no liability shall attach to Sellers pursuant to Section 8.2(a) unless and until (i) an individual claim or series of claims of the same nature exceed(s) EUR 10,000 (all claims not exceeding such amount herein collectively referred to as the “De Minimis Claims”) and (ii) the aggregate individual claims (excluding the De Minimis Claims) exceed EUR 100,000 (herein the “Threshold Amount” ). If the Threshold Amount is exceeded, Purchaser shall only be entitled to payment of the exceeding amount (Freibetrag).

(b)	Except for any breach of the Legal Reps or the representation and warranties contained in Section 5.11(b) and 5.14, the maximum amount of indemnifiable Losses which may be recovered from the Sellers arising out of or resulting from the causes set forth in Section 8.2(a)(i) shall be an amount equal to

EUR 2,850,000. The maximum amount of indemnifiable Losses which may be recovered from the Sellers arising out of or resulting from the causes set forth in Section 8.2(a)(ii) in connection with Section 7.3 shall be an amount equal to EUR 5.7 million. The maximum amount of indemnifiable Losses which may be recovered from the Sellers arising out of or resulting from the causes set forth (i) in Section 8.2(a)(i) in connection with a breach of the Legal Reps or the representation and warranties contained in Section 5.11(b) and 5.14 and (ii) the preceding two sentences shall be an amount equal to the Base Price.

(c)	Exclusion of Liability. Sellers shall not be liable in respect of a claim of Purchaser for a Breach if and to the extent that:
(i)	the matter giving raise to the claim has been specifically accrued for in the Company Financial Statements;

(ii)	Purchaser or the Group Companies have received compensation of any loss or damage under the terms of any insurance policy or from any other third party; provided that prior thereto the Sellers shall be subrogated into such claims, as applicable, upon making an indemnification payment;

(iii)	any Purchaser’s claim results from or is increased by the passing of, or any change of, after the Signing Date any law, statute, ordinance, rule, regulation, or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal or relief from Taxes not actually (or prospectively) in effect at the Signing Date; it being understood that (A) any non-availability of tax loss carry forwards (steuerliche Verlustvorträge) regardless whether caused by a change of laws or as a result of the consummation of the transactions contemplated by this Agreement or any post-closing events or actions shall not reduce any claims of the Purchaser under this Agreement and (B) to the extent that tax loss carry forwards exist when the Purchaser raises Claims against the Sellers resulting from the breach of the representations and warranties contained in Section 5.14, such tax loss carry forwards shall reduce indemnification claims of the Purchaser to the extent such loss carry forwards are usable

(d)	The Parties are in agreement that where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under this Agreement, there shall be no double recovery; provided that the foregoing shall not reduce the amount of indemnification available under this Agreement. In particular, the foregoing shall apply if one and the same set of facts (Sachverhalt) qualifies under more than one of the representations warranties made in Section 5.

(e)	Section 254 German Civil Code shall remain unaffected.

(f)	To the extent permitted by law, any further claims and remedies other than those explicitly provided for in this Agreement, irrespective of which nature, amount or legal basis, are hereby expressly waived and excluded, in particular, without limitation, claims under pre-contractual fault (Section 311 para. 2 and 3 German Civil Code), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) or liability in tort (Delikt), any right to reduce the Purchase Price (Minderung) and any right to rescind or otherwise wind-up this Agreement (Rücktritt oder sonstige Rückabwicklung).
8.5	Notice of Loss; Third Party Claims
(a)	An Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 20 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b)	If an Indemnified Party shall receive notice of any Claim, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Article 8, within 15 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8 except to the extent that the Indemnifying Party is prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or Liability that it may have to any Indemnified Party otherwise than under this Article 8. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within five days of the receipt of notice from the Indemnified Party of such Third Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party in its sole and absolute discretion for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to undertake any such defence against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defence and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defence against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defence and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party without the prior written consent of the Indemnified Party.
8.6	Disclosure

Sellers shall not be liable for, and Purchaser shall not be entitled to bring any claim for a breach of a representation and warranty pursuant to Section 8.2(a)(i) if and to the extent the matter giving rise to a breach of any representation or warranty is fairly disclosed in this Agreement or in the Disclosure Letter. Furthermore, except in respect of the Legal Reps and the representation and warranties made in Sections 5.4(a), 5.11(b) and Section 5.14, Sellers shall not be liable for, and Purchaser shall not be entitled to bring any claim for a breach of any of the other representation and warranties pursuant to Section 8.2(a)(i) if and to the extent the information was fairly disclosed in the data room made available to the Purchaser and its advisers located in the offices of the Company in Krefeld (the “Data Room") and the document containing such disclosure is listed in Exhibit 8.6 (the “Data Room Index”). For purposes hereof “fairly disclosed” means that the information concerned was disclosed in a way that it was sufficiently (hinreichend) discernable from the relevant document.

9. Termination, Amendment and Waiver
9.1	Termination

This Agreement may be terminated at any time prior to the Closing:
(a)	by the Purchaser if, between the date hereof and the Closing the Sellers or any of the Group Companies makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against the Sellers seeking to adjudicate any of them as bankrupt or insolvent, or seeking any of their liquidation, winding up or reorganization, or seeking any arrangement, adjustment, protection, relief or composition of any of their debts under any Law relating to bankruptcy, insolvency or reorganization;

(b)	by either the Sellers or the Purchaser if the Closing shall not have occurred by December 31, 2005; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)	by either the Purchaser or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

(d)	by the mutual written consent of the Sellers and the Purchaser.
9.2	Effect of Termination

In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Sections 7.5 and 10.1 and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement.

9.3	Amendment

This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 9.4.

9.4	Waiver

A Party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of any other Party, (b) waive any inaccuracies in the representations and warranties of any other Party contained herein or in any document delivered by the other Party pursuant hereto, or (c) waive compliance with any of the agreements of any other Party or conditions to such Party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
10. Miscellaneous
10.1	Transfer Taxes, Other Charges, etc.
(a)	All transfer taxes such as real estate transfer taxes shall be borne by the Purchaser.

(b)	Each Party shall bear the charges, costs and fees of its own advisors.
10.2	Entire Agreement / Written Form

This Agreement and the Transaction Agreements constitute the entire agreement between the Parties with respect to the subject matter of this Agreement. Changes to this Agreement, including a change of this written form clause, shall require written form, unless a stronger form requirement applies.

10.3	Severability
(a)	Should any provision of this Agreement be or become in whole or in part invalid, the validity of the balance of this Agreement shall not be affected thereby. In this event, the invalid provision shall be deemed to be replaced by a valid provision which corresponds to the economic purpose of the invalid provision to the largest extent possible. This shall also apply in the case of any gaps in this Agreement.

(b)	Should any provision of this Agreement be invalid due to its geographical or substantive area of application or the period of application, the respective provision shall be deemed reduced to the maximum permissible scope.
10.4	Sellers’ Agent

Sellers hereby irrevocable grant power-of-attorney to the Sellers’ Agent to make to and receive all declarations from the Purchaser under this Agreement. This power includes the right to receive payments from the Purchaser under this Agreement with full relief for the Purchaser towards all the Sellers. Furthermore, Sellers Agent shall serve as agent of process for all Sellers in case of court proceedings in connection with this Agreement. No Seller other than the Sellers’ Agent acting as the Sellers’ Agent has the right to make any declarations to the Purchaser under this Agreement.

10.5	Notices
(a)	All notices, requests and other communications to the Sellers made in the context of this Agreement shall be made in writing and shall be deemed to be validly given or made if sent by registered mail, courier or by telefax (to be confirmed by registered mail or courier) to the Seller’s Agent to the following addresses or such other address as is notified in writing by the Seller’s Agent to the Purchaser:
Pari Capital AG
Attn.: Mr. Thomas Güntzer
Walter-Gropius-Str. 15
80807 Munich
Germany
Telefax +49-89-998480-119
with a copy to

Skadden, Arps, Slate, Meagher & Flom LLP
Attn.: Dr. Matthias Jaletzke
An der Welle 5
60332 Frankfurt am Main
Germany
Telefax +49-69-74220-300
(b)	All notices, requests and other communications to the Purchaser made in the context of this Agreement shall be made in writing and shall be deemed to be validly given or made if sent by registered mail, courier or by telefax (to be confirmed by registered mail or courier) to the following address or such other address as is notified in writing by the Purchaser to the Sellers:
SafeNet Technologies B.V.
Attn.: General Counsel
Oliphantweg 10
3197 LE Rotterdam
The Netherlands
Telefax +31-104 905 646
with a copy to:
SafeNet, Inc.
Attn.: General Counsel
4690 Millennium Drive
Belcamp, MD 21017
USA
Telefax +1-443-283-4046
10.6	Interpretation / Exhibits
(a)	English terms to which a German translation has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation.

(b)	The Schedules and Exhibits to this Agreement are an integral part of this Agreement and any reference to this Agreement includes this Agreement and the Schedules and Exhibits as a whole. The disclosure of, or reference to, any matter in this Agreement (including any Schedule or Exhibit thereto) shall be deemed to be a disclosure for all purposes of this Agreement.

10.7	Several Obligors

Unless otherwise specifically set forth in this Agreement, the Sellers shall be regarded as several obligors (Teilschuldner).

10.8	Conversion Rates

Any conversion rates to be used for any calculation required under this Agreement shall be those as published on the website
http://www.ecb.de/stats/eurofxref/
(or any replacement thereof) at 3 p.m. London time on the relevant date.

10.9	Guarantee

The Guarantor hereby guarantees the full performance of all obligations of the Purchaser when due.

10.10	Governing Law / Jurisdiction
(a)	This Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany, excluding the German conflict of laws rules

(b)	The courts in Frankfurt am Main, Federal Republic of Germany shall have exclusive jurisdiction over all disputes arising out of or in connection with this Agreement.
* * * * *
[Signature page follows]

IN WITNESS WHEREOF this Agreement has been entered into by the parties hereto the day and year first above written.

Sellers:

Pari Capital Group AG	Pari Capital AG

Robert Osterrieth	Rho Capital Partners Verwaltungs GmbH

Michael Steiner	Willy Strothotte

John J. Knorr	Dr. Alexander Kirsch

Willi Mannheims	Ivo Rauh

Purchaser:

SafeNet Technologies B.V.

Guarantor:

SafeNet, Inc.

Exhibit D
a)	Sellers will either (1) notify respective landlords of exercise of early termination provisions in respective leases, or (2) cause the board of directors of the lessee Group Company to resolve to abandon the real property subject of such lease of the following leased properties. Ivo Rauh shall make the determination whether action (1) or (2) is implemented with respect to each lease

Vienna

Sissach (Switzerland)

Krefeld (2)

Burleigh Heads

Sydney

Singapore

Amsterdam

Roseville

Prague

b)	Sellers will cause notice of termination of employment to be given to all but 25 of the employees of Group Companies as identified to Sellers by Purchaser not later than three Business Days after the date hereof (or such lower number of employees to be terminated as Purchaser may notify the Sellers within 5 (five) Business Days from the date hereof). Sellers will cause transition compensation packages provided to Sellers by Purchaser to be presented to employees identified by Purchaser. All such termination notices and transition compensation packages shall be presented in accordance with applicable law.

Sellers shall cause liabilities arising from the foregoing to be entered on Eracom’s accounts, in consultation with Purchaser.